Military Aviation Exclusion Rider	In this rider, “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy.

Insured Person:

Policy Number:

Rider Effective Date:

The exclusion provisions of this rider apply in lieu of any policy provisions to the contrary.

Aviation Risk Not Covered: We will not cover the death of the Insured Person while a member of the armed forces that results from operating or riding in or descending from any aircraft, if the Insured Person was:

(1) a pilot, officer or crew member of such aircraft; or

(2) performing any duties aboard such aircraft; or

(3) giving, receiving or participating in any kind of aviation training, instruction, observation or maneuvers.

“Armed forces” mean military, naval or air forces of any country, international organization or combination of countries (including the reserve and civilian components of such forces, and National Guard units).

Company Liability: If the death of the Insured Person results from the risk not covered, our liability will be limited to the payment of a single sum equal to:

(1) the premiums paid under the policy, or the life insurance reserve, if greater; minus

(2) any policy loan and accrued loan interest, or liens; minus

(3) any partial withdrawal, if applicable.

However, any amount payable by us will not exceed the death benefit that would have been payable under the policy had this rider not been in effect.

This rider will apply to any reduced paid-up insurance or extended insurance in force in accordance with any nonforfeiture options contained in the policy, and will be included in any new policy if this policy is exchanged or converted.

This rider will remain in effect for the duration of the policy unless there is a change of risk and the Insured Person provides evidence to remove this rider based on our underwriting rules in effect at the time of the application.

Termination: If we pay any amount under the exclusion provisions of this rider, the policy, to which this rider is attached, will terminate and we will have no further liability.

How This Rider Relates To The Policy. This rider is a part of the policy. Its benefits are subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider.

ICC14-R14-100

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer]1	Secretary and Associate General Counsel]1

ICC14-R14-100